SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

PERMA-FIX ENVIRONMENTAL SERVICES, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
714157203
(CUSIP Number)
D. Kyle Cerminara Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209 (704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 714157203	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 616,750
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 616,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 616,750
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 714157203	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 193,463
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 193,463

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 193,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 714157203	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 423,287
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 423,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 423,287
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 714157203	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Perma-Fix Environmental Services, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 8302 Dunwoody Place, #250, Atlanta, Georgia 30350.

Item 2. Identity and Background.

This Statement is filed by (i) Fundamental Global Partners, LP, a Delaware limited partnership (“FGPP”), (ii) Fundamental Global Partners Master Fund, LP, a Cayman Islands exempted limited partnership (“FGPM”), (iii) Fundamental Global Investors, LLC, a North Carolina limited liability company, (iv) FGI Funds Management, LLC, a Florida limited liability company, (v) Mr. Joseph H. Moglia, (vi) Mr. D. Kyle Cerminara, and (vii) Mr. Lewis M. Johnson.

The foregoing entities and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of each of FGPP and FGPM is serving as a private investment fund. The principal business of Fundamental Global Investors, LLC is to serve as a registered investment advisor. The principal business of FGI Funds Management, LLC is to provide investment advisory services, including to FGPP and FGPM as the relying advisor to Fundamental Global Investors LLC. The principal occupation of Mr. Moglia is serving as Chairman of TD Ameritrade, Head Football Coach for Coastal Carolina University, and Chairman of Fundamental Global Investors, LLC. The principal occupation of Mr. Cerminara is serving as an investment manager and advisor, and Mr. Cerminara is also the Chief Executive Officer and Executive Chairman of the Board of Directors of Ballantyne Strong, Inc., a Delaware corporation (“BTN”). The principal occupation of Mr. Johnson is serving as an investment manager and advisor. Each of Messrs. Moglia, Cerminara and Johnson is a U.S. citizen.

The business address of each of FGPP, Fundamental Global Investors, LLC and Mr. Moglia is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business address of FGPM is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of FGI Funds Management, LLC is 9045 Strada Stell Court, Suite 106, Naples, Florida 34109. The business addresses for Mr. Cerminara are c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209; c/o Ballantyne Strong, Inc., 13710 FNB Parkway, Suite 400, Omaha, Nebraska 68154; and 131 Plantation Ridge Dr., Suite 100, Mooresville, North Carolina 28117. The business addresses for Mr. Johnson are c/o CWA Asset Management Group, LLC, 9045 Strada Stell Court, Suite 106, Naples, Florida 34109 and c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209.

Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC and the Chief Executive Officer and Executive Chairman of the Board of Directors of BTN. Mr. Lewis M. Johnson is the President, Partner and Manager of Fundamental Global Investors, LLC. Mr. Joseph H. Moglia is Chairman and Partner of Fundamental Global Investors, LLC. Messrs. Cerminara and Johnson are the Managers of FGI Funds Management, LLC.

BTN is a Delaware corporation, with its principal executive offices located at 13710 FNB Parkway, Suite 400, Omaha, Nebraska 68154. BTN and its subsidiaries engage in diverse business activities including the design, integration and installation of technology solutions for a broad range of applications; development and delivery of out-of-home messaging, advertising and communications; manufacturing of projection screens; and providing managed services including monitoring of networked equipment. BTN focuses on serving the cinema, retail, financial, and government markets.

CUSIP No. 714157203	13D	Page 6 of 8 Pages

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPP, $1,006,443, and FGPM, $2,200,188. The source of these funds was working capital of FGPP and FGPM, as applicable.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 616,750 shares of Common Stock, which represents approximately 5.3% of the Company’s outstanding shares of Common Stock.

Each of FGPP and FGPM directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly holds any of the shares of Common Stock disclosed in this Statement.

CUSIP No. 714157203	13D	Page 7 of 8 Pages

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 11,574,331 shares of Common Stock reported by the Company as outstanding as of June 9, 2016 in its Proxy Statement filed with the Securities and Exchange Commission on June 23, 2016.

Fundamental Global Investors, LLC may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP and FGPM. As principals of Fundamental Global Investors, LLC, Messrs. Cerminara, Johnson and Moglia may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP and FGPM. FGI Funds Management, LLC, as the investment manager to FGPP and FGPM, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP and FGPM. As principals of FGI Funds Management, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP and FGPM. Messrs. Cerminara, Johnson and Moglia expressly disclaim such beneficial ownership.

(b) Each of FGPP and FGPM beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Fundamental Global Investors, LLC has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP and FGPM. FGI Funds Management, LLC, as the investment manager of FGPP and FGPM, has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP and FGPM. Messrs. Cerminara and Johnson, as principals of FGI Funds Management, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP and FGPM. Messrs. Cerminara, Johnson and Moglia, as principals of Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP and FGPM.

(c) The transactions effected by the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, which is filed as Exhibit 99.1 to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

CUSIP No. 714157203	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 1, 2016

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

Schedule A

Transactions by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP in the Common Stock in the past 60 days:

Fundamental Global Partners, LP:

Transaction Date	Number of Shares Bought/(Sold)	Average Price Per Share ($)

5/26/2016	3,046	$4.3698
5/27/2016	9,659	$4.5698
5/31/2016	3,981	$4.7087
6/1/2016	7,981	$4.7689
6/2/2016	11,720	$4.9401
6/3/2016	25,762	$5.1291
6/6/2016	23,397	$5.3345
6/7/2016	23,742	$5.3624
6/8/2016	22,230	$5.5193
6/9/2016	1,113	$5.5350
6/10/2016	8,323	$5.5258
6/13/2016	3,925	$5.5338
6/14/2016	1,521	$5.1200
6/17/2016	9,722	$5.3346
6/21/2016	600	$5.3348
6/22/2016	3,384	$5.2658
6/23/2016	4,380	$5.3255
6/24/2016	4,170	$5.3232
6/27/2016	1,410	$5.2788
6/28/2016	14,778	$5.3349
7/19/2016	6,000	$4.8248
7/29/2016	2,619	$4.5961

(Continued on the next page.)

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)	Average Price Per Share ($)

5/26/2016	7,109	$4.3698
5/27/2016	22,539	$4.5698
5/31/2016	9,292	$4.7087
6/1/2016	18,623	$4.7689
6/2/2016	27,348	$4.9401
6/3/2016	60,113	$5.1291
6/6/2016	54,594	$5.3345
6/7/2016	55,401	$5.3624
6/8/2016	51,872	$5.5193
6/9/2016	2,599	$5.5350
6/10/2016	19,421	$5.6224
6/13/2016	9,161	$5.5338
6/14/2016	3,551	$5.1200
6/17/2016	22,686	$5.3346
6/21/2016	1,400	$5.3348
6/22/2016	7,896	$5.2658
6/23/2016	10,220	$5.3255
6/24/2016	9,730	$5.3232
6/27/2016	3,290	$5.2788
6/28/2016	6,334	$5.3349
7/19/2016	14,000	$4.8248
7/29/2016	6,108	$4.5961